UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 55)*

Keystone Consolidated Industries, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

493422 30 7
(CUSIP Number)

BOBBY D. O’BRIEN
Three Lincoln Centre
Suite 1700
5430 LBJ Freeway
Dallas, Texas   75240-2694
(972) 233-1700
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 9, 2011
(Date of Event which requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.  493422 30 7

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Contran Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) BK, WC & OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,086,610 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,086,610 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,086,610 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 75.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)           Includes Shares (defined below) tendered in the tender offer (defined below) by 5:00 p.m., New York City time, on March 8, 2011 (including 582 Shares delivered through notices of guaranteed delivery).

CUSIP No. 493422 30 7

1	NAMES OF REPORTING PERSONS AND I.R.S. IDENTIFICATION NOS. OF SUCH PERSONS (ENTITIES ONLY) Harold C. Simmons
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 9,100,067 (1)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 9,100,067 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)           Includes Shares tendered in the tender offer by 5:00 p.m., New York City time, on March 8, 2011 (including 582 Shares delivered through notices of guaranteed delivery).

AMENDMENT NO. 55
TO SCHEDULE 13D

This amended statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Shares”), of Keystone Consolidated Industries, Inc., a Delaware corporation (the “Company”).  Items 2, 3, 4, 5 and 7 of this Statement are hereby amended or supplemented as set forth below.

Item 2.	Identity and Background.

There is no change to the prior disclosure under this item except for the following.

(a)           This Statement is filed by:

•	Contran as a direct holder of Shares; and

•	by virtue of his position with Contran and certain other entities (as described in this Statement), Harold C. Simmons (collectively, the “Reporting Persons”)

By signing this Statement, each Reporting Person agrees that this Statement is filed on its or his behalf.

Contran and Harold C. Simmons’ wife are the direct holders of 75.1% and 0.1%, respectively, of the 12,101,932 Shares outstanding as of March 9, 2011 according to information furnished by the Company (the “Outstanding Shares”).  Contran may be deemed to control the Company.

Substantially all of Contran’s outstanding voting stock is held by trusts established for the benefit of certain children and grandchildren of Harold C. Simmons (the “Trusts”), of which Mr. Simmons is the sole trustee, or held by Mr. Simmons or persons or other entities related to Mr. Simmons.  As sole trustee of each of the Trusts, Mr. Simmons has the power to vote and direct the disposition of the shares of Contran stock held by each of the Trusts.  Mr. Simmons, however, disclaims beneficial ownership of any shares of Contran stock that the Trusts hold.

Mr. Harold C. Simmons is chairman of the board of Contran.  By virtue of the holding of this office, the stock ownership and his service as trustee, as described above, (a) Mr. Simmons may be deemed to control Contran and the Company and (b) Mr. Simmons may be deemed to possess indirect beneficial ownership of the Shares directly held by Contran and his wife.  However, Mr. Simmons disclaims beneficial ownership of the Shares beneficially owned by either of them.

Certain information concerning the directors and executive officers of Contran, including offices held by Mr. Simmons is set forth on Schedule A attached hereto and incorporated herein by reference.

(b)           The business address of the directors and executive officers of Contran is 5430 LBJ Freeway, Suite 1700, Dallas, Texas  75240.

(d)           None of the Reporting Persons nor, to the best knowledge of such persons, any of the persons named in Schedule A to this Statement has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

(e)           None of the Reporting Persons nor, to the best knowledge of such persons, any person named in Schedule A to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Harold C. Simmons and all the persons named in Schedule A to this Statement are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended or supplemented as set forth below.

In connection with the tender offer, Contran purchased 1,624,380 Shares, and the aggregate purchase price of such Shares was $10,558,470.  Contran used available cash resources to purchase the Shares in the tender offer, including from borrowings under existing revolving credit facilities.

Item 4.	Purpose of Transaction

Item 4 is hereby amended or supplemented as set forth below.

On March 9, 2011, Contran announced the expiration of its cash tender offer (the “tender offer”) to purchase up to 2,600,000 Shares for $6.50 per share in cash without interest and less applicable withholding taxes.  The tender offer expired at 5:00 p.m., New York City time, on March 8, 2011.  According to Computershare Trust Company, N.A., the depositary for the tender offer, as of the expiration of the tender offer, 1,624,380 Shares had been validly tendered and not withdrawn pursuant to the tender offer, including 582 Shares under notices of guaranteed delivery.  Contran has accepted for purchase pursuant to the terms of the tender offer all Shares that were validly tendered and not withdrawn in the tender offer.

As a result of the Shares acquired in the tender offer, Contran’s beneficial ownership of outstanding Shares has increased from approximately 61.7% of the outstanding Shares to approximately 75.1%.

Depending upon their evaluation of the Company’s business and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), the Reporting Persons or other persons or entities that may be deemed to be related to them, may in the future from time to time purchase Shares, and they or other entities that may be deemed to be related to them may from time to time dispose of all or a portion of the Shares held by such persons or entities, or cease buying or selling Shares.  Any such additional purchases or sales of Shares may be in open market or privately negotiated transactions or otherwise.

As described, Harold C. Simmons, through Contran, may be deemed to control the Company.

The persons named in Schedule A to this Statement are officers and/or directors of the Company or perform services for the Company as employees of Contran and may acquire Shares from time to time pursuant to employee benefit plans that the Company sponsors or other compensation arrangements with the Company or otherwise.

Except as described in this Statement, none of the Reporting Persons nor, to the best knowledge of such persons, any other person named in Schedule A to this Statement has formulated any plans or proposals that relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.                                Interest in Securities of the Issuer

There is no change to the prior disclosure under this item except for the following.

Contran and Harold C. Simmons’s wife are the direct beneficial owners of 9,086,610  and 13,457 Shares, respectively.

(a)           By virtue of the relationships described under Item 2 of this Statement, Harold C. Simmons may be deemed to be the beneficial owner of the 9,100,067 Shares (approximately 75.2% of the Outstanding Shares) that Contran and his wife directly hold.

(b)           By virtue of the relationships described under Item 2 of this Statement:

(1)           Contran and Harold C. Simmons may be deemed to share the power to vote and direct the disposition of the 9,086,610  Shares (approximately 75.1% of the Outstanding Shares) that Contran holds directly; and

(2)           Harold C. Simmons and his wife may be deemed to share the power to vote and direct the disposition of the 13,457 Shares (approximately 0.1% of the Outstanding Shares) that his wife holds directly.

The Reporting Persons understand, based on ownership filings with the U.S. Securities and Exchange Commission (the “Commission”) or upon information provided by the persons listed on Schedule A to this Statement, that such persons may be deemed to own personally and beneficially the Shares as indicated on Schedule B to this Statement.

(c)           Except for the purchase of Shares pursuant to the tender offer, described above, neither of the Reporting Persons, and, to the best knowledge of the Reporting Persons, none of the persons named in Schedule A to this Statement, has effected any transactions in the Shares during the sixty days preceding March 9, 2011, the date of the event that requires the filing of this Amendment No. 54 to this Statement.

(d)           Contran and Harold C. Simmons’ wife each has the right to receive and the power to direct the receipt of dividends from, and proceeds from the sale of, the Shares it or she directly holds.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended or supplemented as set forth below.

Exhibit 1.
Press release issued by Contran on March 9, 2011 (incorporated by reference to Exhibit (a)(1)(x) of Amendment No. 5 of the Tender Offer Statement on Schedule TO filed by Contran with the Commission on March 9, 2011 (File No. 005-31481)).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  March 9, 2011

Contran Corporation

By:       /s/ Gregory M. Swalwell
Gregory M. Swalwell
Vice President & Controller

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  March 9, 2011

/s/ Harold C. Simmons
Harold C. Simmons, Individually

SCHEDULE A

The names of the directors and executive officers of Contran Corporation (“Contran”), and their present principal occupations are set forth below.

Name	Present Principal Occupation

L. Andrew Fleck	Vice president-real estate of Contran.

Robert D. Graham
Vice president of Contran and Valhi, Inc., a publicly held subsidiary of Contran (“Valhi”), executive vice president of Titanium Metals Corporation, a publicly held subsidiary of Contran (“TIMET”); vice president and general counsel of NL Industries, Inc. (“NL”), a publicly held subsidiary of Valhi; executive vice president and general counsel of Kronos Worldwide, Inc. (“Kronos Worldwide”), a publicly held subsidiary of Valhi; and executive vice president of CompX International Inc., a publicly held subsidiary of NL (“CompX”).

J. Mark Hollingsworth	Vice president and general counsel of Keystone Consolidated Industries, Inc. (the “Company”), Contran, CompX and Valhi.

William J. Lindquist	Director and senior vice president of Contran; senior vice president of Valhi; and chief executive officer of Waste Control Specialists LLC, a subsidiary of Valhi.

A. Andrew R. Louis	Secretary of CompX, Contran, Kronos Worldwide, NL and Valhi.

Kelly D. Luttmer	Vice president and tax director of CompX, Contran, Keystone, Kronos Worldwide, NL, TIMET and Valhi.

Bobby D. O’Brien	President and chief executive officer of TIMET; vice president and chief financial officer of Contran and Valhi.

Glenn R. Simmons	Chairman of the board of the Company and CompX; vice chairman of the board of Contran and Valhi; and a director of Kronos Worldwide, NL and TIMET.

Harold C. Simmons	Chairman of the board of Contran, Kronos Worldwide, TIMET and Valhi; and chairman of the board and chief executive officer of NL.

John A. St. Wrba	Vice president and treasurer of Contran, Kronos Worldwide, NL, TIMET and Valhi.

Gregory M. Swalwell
Vice president and controller of Contran and Valhi; executive vice president and chief financial officer of Kronos Worldwide; vice president, finance and chief financial officer of NL; and vice president of TIMET.

Steven L. Watson
Director and president of Contran; vice chairman and chief executive officer of Kronos Worldwide; vice chairman of TIMET; director, president and chief executive officer of Valhi; and a director of the Company, CompX and NL.

SCHEDULE B

Based upon ownership filings with the Commission or upon information provided by the persons listed on Schedule A to this Statement, such persons may be deemed to personally beneficially own Shares, as outlined below:

Name	Shares Held	Stock Options Held (1)	Total

L. Andrew Fleck	-- 0 --	-- 0 --	-- 0 --

Robert D. Graham	-- 0 --	-- 0 --	-- 0 --

J. Mark Hollingsworth	-- 0 --	-- 0 --	-- 0 --

William J. Lindquist	-- 0 --	-- 0 --	-- 0 --

A. Andrew R. Louis	-- 0 --	-- 0 --	-- 0 --

Kelly D. Luttmer	-- 0 --	-- 0 --	-- 0 --

Bobby D. O’Brien	-- 0 --	-- 0 --	-- 0 --

Glenn R. Simmons	-- 0 --	-- 0 --	-- 0 --

Harold C. Simmons (2)	13,457	-- 0 --	13,457

John A. St. Wrba	-- 0 --	-- 0 --	-- 0 --

Gregory M. Swalwell	-- 0 --	-- 0 --	-- 0 --

Steven L. Watson	-- 0 --	-- 0 --	-- 0 --

(1)	Represents Shares issuable pursuant to the exercise within 60 days of the date of this Statement of stock options.

(2)
Comprises the 13,457 Shares held directly by his wife.  Does not include other Shares of which Mr. Simmons may be deemed to possess indirect beneficial ownership as described in Items 2 and 5(a) of this Statement.  Mr. Simmons disclaims beneficial ownership of all Shares.

EXHIBIT INDEX

Exhibit 1.
Press release issued by Contran Corporation on March 9, 2011 (incorporated by reference to Exhibit (a)(1)(x) of Amendment No. 5 of the Tender Offer Statement on Schedule TO filed by Contran Corporation with the U.S. Securities and Exchange Commission on March 9, 2011 (File No. 005-31481)).